Exhibit 10.3

PLUMAS BANK

January 28, 2024

Cindy Fisher

Via email: cfisher@bankcornerstone.com

Dear Cindy,

In connection with the definitive agreement and plan of merger currently being negotiated between Plumas Bancorp (the “Company”) and Cornerstone Community Bancorp (“Current Employer”) (the “Proposed Merger Agreement”), we are delighted to extend an offer of employment with the Company’s subsidiary, Plumas Bank. This letter contains the offer of employment with Plumas Bank to be effective upon the closing of the merger transaction (the “Proposed Merger”). Although signed by you and Plumas Bank now, your employment will not be effective unless and until the Proposed Merger closes. We currently expect the Proposed Merger to close in the Third Quarter of 2025, subject to standard regulatory and closing conditions. If the Proposed Merger Agreement is terminated for any reason, this offer will terminate automatically without further action by the parties.

The following outlines the details of this offer:

●	Anticipated Start Date: Upon closing of the Proposed Merger, currently expected in the Third Quarter of 2025
●	Job Title: Senior Vice President and Commercial Loan Officer (which is a change from your current title of Executive Vice President & CCO with Current Employer)
●	Manager: Jack Prescott, SVP & Commercial Lending Manager (currently you report to the President & CEO of Current Employer)
●	FLSA Status: Exempt (unchanged)
●	Hours: Full Time (unchanged)
●	Method of Payment: Salary (unchanged)
●	Rate of Pay: Increase from $180,000 (your current salary) to $186,000 annually less statutory taxes and applicable deductions.
●	Regular Pay Day: Semi-monthly. When a scheduled payday falls on a Saturday, Sunday, or Holiday, you will be paid on the workday that precedes it.
●	Health Benefits Eligibility: You will be eligible to receive health benefits under the Company’s or Plumas Bank’s health plans
●	401(k) Plan Eligibility: You will be eligible to participate in the 401(k) Plan of the Company or Plumas Bank’s, as determined by Plumas Bank.
●

Bonus: Potential to earn under the Company’s non-equity incentive plan, up to a target cash bonus of 2.55% of the officers’ bonus pool as described in the Company’s December 20, 2024, 8-K SEC filing. Incentive payment would be adjusted for start date and based on your individual goal achievement and the Company’s performance. Paid annually less statutory taxes and applicable deductions.

●	Outstanding equity awards of the Current Employer: Any outstanding equity awards that you hold of the Current Employer will be treated as specified in the Merger Agreement.

●

Termination of Current Employment Agreement and Continuation of Certain Benefits: Reference is made to your employment agreement with Current Employer dated as of July 1, 2022 (the “Employment Agreement”); for purposes of this paragraph, capitalized terms not otherwise defined herein shall have the meaning ascribed to such term in your Employment Agreement. Your Employment Agreement will be terminated as of the closing of the Proposed Merger including a waiver of your Change in Control Severance Benefits in exchange for Current Employer’s payment of a one-time cash bonus in an amount equal to $175,500 (the “Stay Bonus”); provided that if during the 12 month period following the closing of the Proposed Merger, your employment is terminated by Plumas Bank for Cause or by you other than as a Voluntary Termination for Good Reason, then you will be required to repay the Stay Bonus to Plumas Bank within 30 days of your termination of employment. Notwithstanding. Notwithstanding the foregoing, Section 5.3 of the Employment Agreement shall survive for 12 months following the consummation of the Proposed Merger (and you shall not be entitled to any other severance benefits under any plan or agreement with Plumas Bank or any of its affiliates) such that if you experience a Change in Control Termination you will receive an amount equal to thirty-five percent (35%) of your Change in Control Severance Benefits which would otherwise have become payable had you experienced a Change in Control Termination as a result of the Proposed Transaction (the “Termination Benefit”), provided that during such period you shall not be entitled to the Termination Benefit if you terminate your employment by Voluntary Termination for Good Reason, as defined in the Employment Agreement; provided further if you are entitled the Termination Benefit, you will not be entitled to any other severance payments or benefits payable under any other severance plan or policy of Plumas Bank.

●

SERP: Benefits will continue as current, as set forth in your Executive Supplemental Compensation Agreement with Cornerstone Community Bank dated December 31, 2022 (the “SERP”); provided that following the closing of the proposed Merger, all refences to Employer, as such term is defined under the SERP, under the SERP, shall be deemed to refer to Plumas Bank and that Section 2.4.1 of the SERP shall be amended solely with respect to its application relating to the Proposed Merger (and not with respect to occurrence of a future Change in Control, as such term is defined in the SERP, which occurs after the closing of the Proposed Merger and is not related to the Proposed Merger) to provide that if the Separation of Service giving rise to payment of the Change in Control Benefit is (i) a termination by Plumas Bank for Cause or (ii) due to your resignation other than for Good Reason, then the amount of Change in Control Benefit payable shall be reduced to the amount which would have otherwise been payable in the event of an Early Termination under Section 2.2 of the SERP (such terms used and not otherwise defined in this paragraph shall have the meaning set forth in the SERP).

●	Automobile Allowance: Plumas Bank will not pay you an automobile allowance, which is a change from your current automobile allowance.

At Will Nature of Employment. Your employment with Plumas Bank is “at will” which means your employment may be terminated with or without cause, and with or without notice, at any time, at the option of either Plumas Bank or you. No manager or representative other than Plumas Bank’s President, has the authority to enter into any agreement for employment for any specified period of time.

Confidentiality of Customer Information. During your employment with Plumas Bank, safeguarding the confidential financial information concerning Plumas Bank’s customers will be essential to maintain the public trust. It is the policy of Plumas Bank that such confidential information acquired by an employee through their employment must be held in the strictest confidence. Such information is to be held for Company purposes only and not as a basis for personal gain by any employee. Confidential customer information should never be discussed with anyone outside the Company or Plumas Bank, and only with those within the Company or Plumas Bank who have a legitimate business need to know. Even after an employee’s tenure with Plumas Bank terminates, the confidentiality of client information continues to be in effect.

Confidentiality of Information Regarding the Company and Plumas Bank. In addition to the above, you agree that during the term of your employment you will have access to or acquire other confidential client, Company (including Plumas Bank), or employee competitive and/or other business information that is unique and cannot be lawfully duplicated or easily acquired. You understand and agree that you will have a continuing obligation not to use, publish or otherwise disclose such information either during or after your employment with Plumas Bank. Further, financial, or other information regarding the Company or Plumas Bank is not to be released to any outside person or organization unless it has been published in reports to shareholders or otherwise made available to the public through authorized news releases. All news media inquiries must be referred to Senior Management. Plumas Bank expects every employee to treat information concerning the Company, Plumas Bank and its personnel with the same confidentiality as information concerning customers of Plumas Bank and to observe, with respect to Plumas Bank, the same guidelines set forth in the previous paragraph. Even after an employee’s tenure with Plumas Bank terminates, the confidentiality requirement regarding Company information continues to be in effect. You must also agree, as a condition of employment, not to use the Company’s confidential information to solicit or induce, or cause to solicit or induce, either directly or through a third party, any of Plumas Bank’s employees to work with or for you or any of your future employers for a period of one year following separation from employment with Plumas Bank for any reason. This offer is also contingent upon your signing/acknowledging Plumas Bank’s standard policies and procedures. As a Plumas Bank employee, you will be required to abide by all rules and policies, including but not limited to those set forth in Plumas Bank’s Employee Handbook.

Excise Tax Provision. Notwithstanding anything elsewhere in this offer to the contrary, if any of the payments or benefits provided for herein, together with any other payments or benefits (the “Payments”) which you have a right to receive from Current Employer, the Company or Plumas Bank (or their affiliated companies), would constitute an “excess parachute payment” within the meaning of Section 280G of the Internal Revenue Code (the “Code”) and be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), such Payment shall be reduced to the least extent necessary so that no portion of the Payment shall be subject to the Excise Tax, but only if, by reason of such reduction, the net after-tax benefit received by you as a result of such reduction will exceed the net after-tax benefit that would have been received by you if no such reduction were made. The Payment shall be reduced, if applicable, by Plumas Bank in the following order of priority: (A) reduction of any cash severance payments otherwise payable to you that are exempt from Section 409A of the Code; (B) reduction of any other cash payments attributable to any acceleration of vesting or payments with respect to any equity award that are exempt from Section 409A of the Code; (C) reduction of any payments attributable to any acceleration of vesting or payments with respect to any equity award that are exempt from Section 409A of the Code, in each case, beginning with the payments that would otherwise be made last in time; and (D) reduction of any other payments or benefits otherwise payable to you on a pro-rata basis or such other manner that complies with Section 409A of the Code, but excluding any payments attributable to any acceleration of vesting and payments with respect to any equity award that are exempt from Section 409A of the Code. If, however, such Payment is not reduced as described above, then such Payment shall be paid in full to you and you shall be responsible for payment of any Excise Taxes relating to the Payment.

As a Plumas Bank employee, you will be required to abide by all rules and policies, including but not limited to those set forth in Plumas Bank’s Employee Handbook. Should you accept this offer of employment, you specifically acknowledge and agree that for purposes of any rights or obligations with respect to acceleration of vesting of (or lapse of restrictions relating to) any equity or equity-like awards and severance, the Proposed Merger and the termination of your employment with Current Employer and commencement or your employment with Plumas Bank hereunder does not constitute a separation of service (and you agree that your accrued paid-time off entitlements, if any, will be rolled over to Plumas Bank), and therefore does not entitle you to any payments of or related to the foregoing.

Be advised that the terms and conditions of your employment are subject to change, with or without cause, and with or without notice, at any time by Plumas Bank. This letter sets forth the complete, exclusive, and final statement of our offer of employment to you and supersedes all prior and contemporaneous agreements, offers, understandings, negotiations, and discussions, whether oral or written, between you and us, regarding the subject matter hereof.

To indicate your acceptance, please sign in the area below.

It is our pleasure to welcome you to Plumas Bank. We are looking forward to having you as a member of our team.

Sincerely,

Plumas Bank

By:	/s/ Andrew Ryback
Andrew Ryback
President and Chief Executive Officer

ACKNOWLEDGMENT AND ACCEPTANCE

I have read and understood the provisions of this offer of employment, and I accept the above conditional job offer\\.

/s/ Cindy Fisher
Employee Signature and Date

☑ I understand that by checking this box I am consenting to electronically sign this document, and that the electronic signature created has the same legal effect as a traditional pen and ink signature.

Cornerstone Community Bank

By:	/s/ Matt Moseley
Name:	Matt Moseley
Title	President and CEO